September 12, 2006

Mail Stop 6010

Chun K. Hong
President and Chief Executive Officer
Netlist, Inc.
475 Goddard
Irvine, CA 92618

> **Re:** **Netlist, Inc.**
> **Registration Statement on Form S-1**
> **Filed August 18, 2006**
> **File No. 333-136735**

Dear Mr. Hong:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please confirm that any preliminary prospectus you circulate will include all non-Rule 430A information. This includes the price range and related information based on a *bona fide* estimate of the public offering price within that range, and other information that was left blank throughout the document. Also, note that we may have additional comments after you file this information.

Fee Table

2. If you are calculating the fee based on rule 457(a), the fee table should include the amount of shares to be registered and the proposed maximum offering price.

Prospectus

3. Please provide us a copy of the graphics you intend to use in your document.

4. Please tell us how the graphics do not lead investors to believe that you manufacture integrated circuits or printed circuit boards. Also tell us how the manner that you depict the products in the graphics accurately represents their proportionate contribution to your business.

Table of Contents, page i

5. You may not disclaim responsibility for your disclosure. Please revise the last paragraph on page i accordingly.

Prospectus Summary, page 1

6. Refer to the first paragraph of your disclosure here and on page 7. Please tell us where you have incorporated documents by reference into this prospectus and what authority permits you to incorporate such disclosure into a prospectus included in registration statement on Form S-1 for an initial public offering.

7. Please tell us the criteria you used to determine which customers to name in your summary and on page 52. Also tell us whether you named all customers who satisfy those criteria.

8. Please clarify the phrases "form factor" and "planar design."

9. Please highlight in the summary your reliance on the server market.

Netlist, Inc., page 1

10. We note your objective on page 2 to develop non-volatile memory. If your current products consist only of volatile memory, please say so in clear, direct language that explains what volatile memory is in a prominent section of your summary.

Special Note Regarding Forward Looking Statements, page 23

11. Please remove the reference to statutory provisions that do not apply to initial public offerings.

Use of Proceeds, page 24

12. Please disclose the approximate amount of proceeds intended to be used for each identified purpose.

Overview, page 30

13. Please clarify the nature of the issues you mention in the last sentence on page 30.

Capital Resources, page 41

14. Please discuss the reasons for the refinancing of the convertible debt of $950,000 and the trends in cost of capital from the refinancing.

15. Please discuss the loan covenants you had violated and the reasons for the violations.

16. With a view toward disclosure, please tell us whether your obligation to issue $4 million in equity by March 31, 2007 expires upon your initial public offering.

Industry Background, page 45

17. Please provide us with copies of the industry reports you cite on pages 45 and 46. Clearly mark the relevant sections that support the data you have included in your prospectus and the page number of your prospects where such data has been used. Also, tell us whether the sources of the cited data have consented to your use of their names and data and whether any of the reports were commissioned by you or prepared specifically for your use.

18. Please provide us with independent support for your claim on page 49 that you believe that you "have established a reputation as a technology leader in the design, development, and manufacture of high performance memory subsystems."

Manufacturing, page 53

19. Please describe how your manufacturing processes invoke the environmental laws mentioned on page 18 and clarify whether you are in compliance with those laws.

Intellectual Property, page 55

    20. Please discuss the duration of your material patents.

Facilities, page 56

    21. With a view toward disclosure, please tell us the status of your China facility. Do you know the size or location? Will you own or lease?

Management, page 57

    22. It appears that your CFO also is a partner at another firm. If so, please add a risk factor to describe the effect of a part-time CFO. Also indicate the amount of time he devotes to your company.

Director Compensation, page 60

    23. Please disclose how you will determine the exercise price of the option grants.

Employment Agreements, page 64

    24. Please describe the connection of your employment agreement with your CFO to your agreement with Tatum. Also disclose the option grant provision of the employment agreement.

Related-Party Transactions, page 67

    25. Please disclose the date of the loan to Mr. P. K. Hong.

    26. Please tell us why Mr. P. K. Hong is not identified as an executive officer on page 57.

    27. Please file the agreements mentioned in this section.

    28. Please include disclosure in this section for each of the past three years. For example, we note the full-year disclosure about Mr. P. K. Hong is limited to 2005. We also note the transactions mentioned in Note 7 on page F-23. See instruction 2 to Regulation S-K Item 404.

Other Transactions, page 68

29. Given your cash balance, please tell us how you will pay the bonuses to your affiliates without the proceeds of this offering. If you will use the proceeds for this purpose, please revise the "Use of Proceeds" disclosure on page 24 accordingly.

30. In the selling stockholders table, please clarify how you have reflected the options mentioned in this section.

Principal and Selling Stockholders, page 69

31. Please disclose the natural person who has voting or investment power for the shares held by Serim Paper Manufacturing.

32. Please tell us whether the selling stockholders are broker-dealers or affiliates of a broker-dealer.

33. With a view toward disclosure, please tell us when each of the selling shareholders acquired the shares to be sold in this offering. Also please tell us the amount of consideration paid.

34. Please include a row in the table for Mr. Skaggs.

35. Refer to footnote 2. Please clarify how you will allocate a partial exercise of the option.

Voting Rights, page 71

36. With a view toward disclosure, please confirm whether your disclosed majority voting rights on "all actions" includes director elections.

Federal Estate Tax, page 78

37. You may not disclaim responsibility for your disclosure. Please revise the first and second sentences of the second paragraph accordingly.

Penalty Bids, page 81

38. Please clarify what you mean by *presales*.

Financial Statements

General

39. Please update the financial statements when required by Rule 3-12 of Regulation
    S-X.

Balance Sheets, page F-4

40. Revise to include a pro forma balance sheet (excluding effects of offering
    proceeds) presented along side of the historical balance sheet giving effect to the
    conversion of the convertible preferred stock and convertible notes payable and
    add a related footnote which describes the pro forma presentation. Also, to the
    extent the conversion of the preferred stock and notes will result in a material
    reduction of earnings applicable to common shareholders (excluding effects of
    offering), pro forma EPS for the latest year and interim period, if applicable,
    should be presented giving effect to the conversion (but not the offering).

Note 2 - Summary of Significant Accounting Policies, page F-10

Fiscal Year, page F-10

41. Please revise the financial statements and all related tables and disclosures to
    identify the actual dates on which your fiscal periods end. Similarly, present audit
    reports that opine on financial statements as of and for the periods ended on the
    actual dates on which your fiscal periods end.

Revenue Recognition, page F-12

42. Please expand to further clarify why your revenue recognition practices for
    product sales of high performance memory subsystems and sales of excess
    inventories are appropriate under SAB Topic 13A. For instance, describe what
    you consider to be pervasive evidence of an arrangement, clarify how you obtain
    customer acceptance and describe any post-shipment obligations. Please also
    clarify the nature and extent of any significant differences in sales terms between
    sales of memory sub-systems and sales of excess inventory; and, explain how
    those differences, if any, are considered in your revenue practices.

43. Please tell us about the terms and conditions of sales of products, including excess
    inventories, to distributors. Show us that your revenue practices for transactions
    with these entities are appropriate.

44. Please expand to describe how you are notified that inventory has been "pulled" from a hub for use by a customer. Explain how you manage that inventory to ensure that sales are recognized in the appropriate periods.

Stock-based Compensation, page F-13

45. We see that accounting for stock-based compensation was significant to your results of operations prior to the adoption of SFAS 123(R). Please tell us about and expand to describe how you determined the fair value of your common shares for intrinsic value purposes. Please address the valuations at the dates of any significant transactions, such as the stock compensation charge in 2003. Explain why you believe your estimates are appropriate.

46. Please tell us how you measured expected stock-price volatility in periods prior to the adoption of SFAS 123(R). Explain the reasons for the significant decrease in expected volatility between 2003 and 2005. Also, clarify the nature of and reasons for any changes in your methods and assumptions upon adoption of SFAS 123(R).

47. We see the significant difference between fair and the intrinsic value charges for stock-based compensation in 2003 where the intrinsic value charge significantly exceeds the fair value charge. Please further explain to us how the underlying amounts were measured and describe the reasons for the unusual relationship.

48. Please tell us why the pro forma stock-based compensation amount for 2005 is a reduction of the reported net loss totaling $354,000.

Note 7 – Convertible Notes Payable, page F-23

49. Please tell us and disclose how you estimated the fair value of the preferred shares underlying the convertible notes at issuance and at each modification.

50. Please tell us why the accounting for the conversion options of the various notes is appropriate under SFAS 133.

Item 16, Exhibits and Financial Statement Schedules

51. Please include updated accountants' consents with any amendment to the filing.

52. Please file complete exhibits with all attachments completed. For example, we note the blanks in the attachment to exhibit 10.10.

Item 17. Undertakings

53. Please note that due, in part, to the language of Securities Act Rule 430C(d), the undertakings included in Regulation S-K Item 512(a)(5)(ii) and 512(a)(6) should be included in filings for initial public offerings. Please revise your filing to include those undertakings.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Praveen Kartholy at (202) 551-3778 or Gary Todd at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax): James W. Loss